FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Amendment Notifications dated 08 March 2016

Exhibit 1

8 March 2016

AMENDMENT NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B6Z9Y011 (RBS 616)

The Royal Bank of Scotland plc is the Issuer (the "Issuer") of the above mentioned Securities.

In accordance with its notice obligations under Condition 12 (Notices), the Issuer hereby gives notice that it has determined to modify the terms and conditions of the Securities (the "Terms and Conditions") in order to correct a manifest error in accordance with Condition 11(d)(ii), as included in the Prospectus dated 23 September 2011 relating to the Issuer's Certificate and Warrant Programme.

By virtue of this notice the following amendments shall be made to the applicable Final Terms of the Securities:

The formulae contained in the definition of "Cash Amount" shall be amended by deleting the closing bracket after the words "Initial Reference Price" and replacing after "-1", as follows:

A.  Existing formulae:
          (1)       Nominal Amount  x (50% + (1 + P x (Min(Final Reference Price, Cap) / Initial Reference Price)- 1)); and

          (2)       Nominal Amount  x (1+ P x (Min(Final Reference Price, Cap) / Initial Reference Price)- 1)

B.  Amended formulae:
         (1)       Nominal Amount  x (50% + (1 + P x (Min(Final Reference Price, Cap) / Initial Reference Price - 1))); and

         (2)       Nominal Amount  x (1+ P x (Min(Final Reference Price, Cap) / Initial Reference Price - 1))

This notice relates to the Securities and must be read in conjunction with, and is subject to, the relevant Final Terms, the applicable Conditions, the Base Prospectus relating to Exercisable Certificates/Warrants and Redeemable Certificates dated 24 February 2012, and the Certificate and Warrant Programme dated 23 September 2011, as supplemented. In the event of any inconsistency between this notice and the Final Terms and the Terms and Conditions, this notice will govern.

Capitalised terms not defined in this notice shall have the same meaning given to them in the Terms and Conditions.

For further information, please contact the Issuer.

Issued by:
The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Contact: Lara Strachan
Email: lara.strachan@rbs.com
Tel: +44 203 361 7148
Address: 250
Bishopsgate, London EC2M 4AA
http://markets.rbs.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2016

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary